BERKSHIRE HATHAWAY INC.
1440 KIEWIT PLAZA
OMAHA, NEBRASKA 68131
TELEPHONE (402) 346-1400
FAX (402) 346-3375
September 15, 2006
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Berkshire Hathaway Inc.
Form 10-K for the Year Ended December 31, 2005
Filed March 13, 2006
File No. 1-14905
Dear Mr. Riedler:
The purpose of this letter is to update our May 24, 2006 response to your letter dated April 19, 2006 based on our subsequent conversations with Joseph Roesler to clarify certain matters contained in Items 1, 2 and 4 of your letter. To assist you in reviewing our responses, we will precede each response with a copy (in bold type) of the comment as stated in your letter.
Form 10-K for the year ended December 31, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Property and casualty losses, page 37
1.	We believe your disclosure in Management’s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Please provide to us in disclosure-type format the following for each line of business:
a.	It is our understanding that included in the actuarially determined loss reserves for property and casualty insurance is a provision for uncertainty, which is intended to capture the uncertainty in measuring all the factors inherent in the loss reserving process. As such, please describe how management determined its

Jeffrey P. Riedler
Securities and Exchange Commission

provision for uncertainty and quantify the provision for uncertainty for each period presented.

b.	Describe the methodologies used to determine your loss reserves. For example this might include a discussion of the various actuarial methods used that may vary depending on the nature of the business underwritten.

c.	It appears that management calculates point estimates in determining the loss reserve recorded in the financial statements and has identified the key assumptions used in determining its loss reserves, as such please disclose the following:
1.	Discuss the historical development of your key assumptions for latest periods presented.

2.	Discuss how management has adjusted the key assumptions used in calculating the current year reserves given the historical development of the key assumptions. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions.

3.	Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. key assumptions used) would have on reported results, financial position and liquidity. In your discussion and analysis of the impact of reasonably likely changes in your key assumptions clearly state the following:
a.	The quantification of the variability of the key assumption is the reasonably likely change.

b.	Management’s basis for determining the reasonably likely range. For example if the reasonably likely change is a percent change of a key assumption, disclose how management determined the percent change range.

c.	If you do not discuss and analyze the reasonably likely change in the key assumptions for all your lines of business you should state for each of those lines of businesses either (a) the key assumptions are not reasonably likely to change or (b) the reasonably likely change in the key assumptions will not have a material impact on reported results, financial position and liquidity.
Attachment A reflects our revised response in disclosure format addressing matters listed above under Item 1. We will incorporate these revisions in disclosures of critical accounting policies in future filings beginning with the annual report for the year ending December 31, 2006.

Jeffrey P. Riedler
Securities and Exchange Commission

2.	For the GEICO segment, please disclose the IBNR separately from the case reserve for each line of business.
Attachment A reflects our revised response in disclosure format with respect to this item. We will incorporate these revisions in disclosures of critical accounting policies in future filings beginning with the annual report for the year ending December 31, 2006.
3.	In the fourth paragraph under your discussion of the GEICO loss reserves you state average reserve amounts are established for auto damage and new liability claims prior to the development of an individual case reserve and it appears that these average reserve amounts are separate from IBNR. Please explain to us how recording a loss reserve prior to the development of an individual case reserve complies with paragraph 17 of SFAS 60.

The first paragraph of the existing disclosure states: “Gross reserves included $3,910 million of case reserves and $1,668 million of IBNR reserves.” The amount identified as case reserves includes as components: average reserves and case and case development reserves. Average reserves are established for incurred claims that are reported within 90 days preceding the balance sheet date. Thereafter, individual case reserves are established for remaining unpaid claims in lieu of average per claim reserves. The average per claim reserves are established as a reasonable estimate for incurred claims for which claims adjusters have insufficient time and information to make a specific claim estimate. It also includes a large number of minor physical damage claims that are paid within a reasonably short time after being reported. These loss occurrences are known but establishing reserves on an individual case by case basis would be impracticable given Berkshire’s required financial statement reporting deadlines.

Since the average case reserves pertain to certain reported claims that occurred on or before the balance sheet date, they are in accordance with paragraph 17 of SFAS 60. We will clarify this in future disclosures.
4.	We note for your General Re and BHRG segments that you set your claim reserves for assumed reinsurance operations based upon information received from the cedant. If this poses a potential for a higher degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves, please consider expanding the disclosure in the critical accounting estimates section of MD&A related to this uncertainty. Include in this disclosure the risks associated with making this estimate and the effects and expected effects this uncertainty has or will have on management’s judgments and assumptions in establishing the assumed loss reserve. Please provide to us in disclosure-type format your proposed disclosure regarding the uncertainty and also please consider the following items which could help describe the uncertainty:

Jeffrey P. Riedler
Securities and Exchange Commission

a.	The nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;

b.	The time lag from when claims are reported to the cedant to when the cedant reports them to the company and whether, how, and to what extent this time lag effects the loss reserve estimate;

c.	How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;

d.	The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

e.	What process management performs to determine the accuracy and completeness of the information received from the cedants;

f.	How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and

g.	Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.
Attachment A reflects our revised response in disclosure format addressing matters listed above under Item 4. We will incorporate these revisions in disclosures of critical accounting policies in future filings beginning with the annual report for the year ending December 31, 2006.
Contractual Obligations, page 36
5.	Please provide in a disclosure-type format a reconciliation between what appears as the ‘total unpaid losses and loss expenses’ in the contractual obligation table and what appears as the ‘losses and loss adjustment expenses’ in the consolidated balance sheets.

Unpaid losses and loss adjustment expenses included in the contractual obligations table represents the gross undiscounted liability ($50,832 million) and is greater than the amount of the liability for unpaid losses and loss adjustment expenses in the Consolidated Balance Sheet ($48,034 million) by the amount of the discount ($2,798 million). The discount amount is disclosed in Note 12 to the Consolidated Financial Statements. We will reference the amount of the discount in future presentations of Contractual Obligations in Management’s Discussion and Analysis.

Jeffrey P. Riedler
Securities and Exchange Commission

Consolidated Financial Statements
Note (12) Unpaid losses and loss adjustment expenses, page 60
6.	Please provide to us in disclosure-type format a reconciliation between the amounts reported as ‘total incurred losses’ in your SOP 94-5 rollforward and what appears as ‘insurance losses and loss adjustment expenses’ in your consolidated statements of earnings.

Losses and loss adjustment expenses reported in the Consolidated Statements of Earnings include losses and loss adjustment expenses from life and health reinsurance of $1,634 million in 2005, $1,361 million in 2004 and $1,312 million in 2003. Such amounts are excluded from the data appearing in Note 12 to the Consolidated Financial Statements.

We will disclose the amount of life and health losses and loss adjustment expenses in future filings in the Notes to the Consolidated Financial Statements or alternatively we will classify the life and health insurance losses and loss adjustment expenses separately on the Consolidated Statements of Earnings so that no separate disclosure of the difference is necessary.

7.	Please explain to us why you reduced the beginning of the year net loss and loss adjustment expense liability in 2005 and 2004, which seems to be distinct from your general reserve development in those periods. In your explanation please include the underlying events in your insurance business that caused the reduction.

We prefer to describe to our shareholders what most others in the industry refer to as “reserve development” as “increases and decreases to loss reserve estimates” because we believe that description more clearly communicates the inherent uncertainties in estimating loss reserves, particularly with respect to reinsurance. The decreases in reserves of $743 million in 2005 and $119 million in 2004 represent general reserve development, exclusive of the impact of deferred charge amortization and loss reserve discount accruals that are included as components of prior years’ losses incurred.

The favorable reserve development component included in incurred losses in 2005 related to prior years’ events represented 1.85% of the beginning of the year consolidated unpaid net reserves and 1.64% of beginning of the year gross reserves.

In 2005, our reserve reductions were primarily driven by reserve changes in the private passenger auto and primary commercial auto and general liability business. Contributing to the favorable development in 2005 of pre-2005 losses were lower than expected frequencies and severities on reported and settled claims. In general, frequencies for 2003 and 2004 occurrences were more favorable than what we originally expected, particularly for liability coverages. Also, claim severity increases were generally less than originally estimated. The current year estimates were adjusted to be more responsive to the most recent experience.

Jeffrey P. Riedler
Securities and Exchange Commission

In 2005, losses incurred for prior years’ events also included reductions of retroactive reinsurance assumed reserves ($75 million) where reported and settled losses have been lower than previously estimated. In addition, certain other retroactive reinsurance contracts were commuted where the final loss settlement amount was less than the related loss reserves by approximately $46 million.

The favorable reserve development component included in incurred losses in 2004 related to prior years’ events represented 0.30% of the beginning of the year consolidated unpaid net reserves and 0.26% of beginning of the year gross reserves. We believe this difference to be immaterial to the disclosures regarding loss reserves. In future presentations we will clarify our discussion of significant changes in loss reserve estimates.
In responding to your comments, please be advised that Berkshire Hathaway Inc. (“Berkshire”) acknowledges that:
1)	Berkshire is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	Berkshire may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or further comments, please contact the undersigned at 402-978-5423.
Very truly yours,

BERKSHIRE HATHAWAY INC.

By Marc D. Hamburg
MDH/es
cc: Joseph Roesler

United States Securities and Exchange Commission
Attachment A to letter dated September 15, 2006
Critical Accounting Policies
     Certain accounting policies require management to make estimates and judgments concerning transactions that will be settled several years in the future. Amounts recognized in the financial statements from such estimates are necessarily based on numerous assumptions involving varying and potentially significant degrees of judgment and uncertainty. Accordingly, the amounts currently reflected in the financial statements will likely increase or decrease in the future as additional information becomes available.
Property and casualty losses
     A summary of Berkshire’s consolidated liabilities for unpaid property and casualty losses is presented in the table below. Except for certain workers’ compensation reserves, liabilities for unpaid property and casualty losses (referred to in this section as “gross unpaid losses”) are reflected in the Consolidated Balance Sheets without discounting for time value, regardless of the length of the claim-tail. Dollars are in millions.

	Gross unpaid losses		Net unpaid losses*
	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
GEICO	$5,578	$5,112	$5,285	$4,867
General Re	21,524	22,258	20,429	20,056
BHRG	17,202	16,235	14,577	13,132
Berkshire Hathaway Primary	3,730	1,614	3,271	1,542

Total	$48,034	$45,219	$43,562	$39,597

* Net of reinsurance recoverable and deferred charges reinsurance assumed and before foreign currency translation effects.
     Berkshire records liabilities for unpaid losses and loss adjustment expenses under property and casualty insurance and reinsurance contracts based upon estimates of the ultimate amounts payable under the contracts with respect to losses occurring on or before the balance sheet date. Depending on the type of loss being estimated, the timing and amount of property and casualty loss payments are subject to a great degree of variability and are contingent, among other things, upon the timing of the claim reporting from insureds and cedants and the determination and payment of the ultimate loss amount through the loss adjustment process. A variety of techniques are used to establish and review the liabilities for unpaid losses recorded as of the balance sheet date. While techniques may vary, significant judgments and assumptions are necessary in projecting the ultimate amount payable in the future with respect to loss events that have occurred. As a result, uncertainties are imbedded in and permeate the actuarial loss reserve techniques and loss reserving processes for all of Berkshire’s property and casualty insurance and reinsurance businesses.
     As of any balance sheet date, claims that have occurred have not all been reported, and if reported may not have been settled. Loss and loss adjustment expense reserves include provisions for those claims that have been reported (referred to as “case reserves”) and for those claims that have not been reported, referred to as incurred but not yet reported (“IBNR”) reserves. The time period between the occurrence date and payment date of a loss is referred to as the “claim-tail.” Property claims usually have fairly short claim-tails and, absent litigation, are reported and settled within no more than a few years after occurrence. Casualty losses usually have very long claim-tails, occasionally extending for decades. Casualty claims are more susceptible to litigation and can be significantly affected by changing contract interpretations and the legal environment which contributes to extended claim-tails.
     Receivables recorded with respect to insurance losses ceded to other reinsurers under reinsurance contracts are estimated in a manner similar to liabilities for insurance losses and, therefore, are also subject to estimation error. In addition to the factors cited above, reinsurance recoverables may ultimately prove to be uncollectible if the reinsurer is unable to perform under the contract. Reinsurance contracts do not relieve the ceding company of its obligations to indemnify its own policyholders.

United States Securities and Exchange Commission
Attachment A to letter dated September 15, 2006
     Each of Berkshire’s insurance businesses utilize techniques for establishing reserves that are believed to best fit the business. Additional information regarding reserves established by each of the significant businesses (GEICO, General Re and BHRG) follows.
     GEICO
     GEICO’s gross unpaid losses and loss adjustment expense reserves as of December 31, 2005 totaled $5,578 million and net of reinsurance recoverables were $5,285 million. As of December 31, 2005, gross reserves included $3,910 million of case reserves and $1,668 million of IBNR reserves.
     GEICO predominantly writes private passenger auto insurance which has a relatively short claim-tail. Accordingly, the risk of estimation error is thought to be much less at GEICO than for either General Re or BHRG. The key assumptions affecting GEICO’s reserves include projections of ultimate claim counts (“frequency”) and average loss per claim (“severity”), which includes loss adjustment expenses.
     GEICO’s reserving methodologies produce reserve estimates based upon the individual claims (or a “ground-up” approach), which in the aggregate yields a point estimate of the ultimate losses and loss adjustment expenses. Ranges of loss estimates are not calculated in the aggregate. A detailed discussion of the process and significant factors considered in establishing reserves follows.
     Actuaries establish and evaluate unpaid loss reserves using recognized standard statistical loss development methods and techniques. The significant reserve components (and percentage of gross reserves) are: (1) average reserves (20%), (2) case and case development reserves (50%), and (3) IBNR reserves (30%). Each component of loss reserves is affected by the expected frequency and average severity of claims. Such amounts are analyzed using statistical techniques on historical claims data and adjusted when appropriate to reflect perceived changes in loss patterns. Data is analyzed by policy coverage, jurisdiction of loss, reporting date and occurrence date, among other factors. A brief discussion of each component follows.
     Average reserve amounts are established for reported auto damage claims and new liability claims prior to the development of an individual case reserve. The average reserves are established as a reasonable estimate for incurred claims for which claims adjusters have insufficient time and information to make a specific claim estimate. It also includes a large number of minor physical damage claims that are paid within a reasonably short time after being reported. Average reserve amounts are driven by the estimated average severity per claim and the number of new claims opened. The average severity per claim amount is developed by projecting the ultimate severity for each accident quarter and weighting with both reported claims and estimated unreported claims.
     Claim adjusters generally establish individual liability claim case loss and loss adjustment expense reserve estimates as soon as the specific facts and merits of each claim can be evaluated. Case reserves represent the amounts that in the judgment of the adjusters are reasonably expected to be paid in the future to completely settle the claim, including expenses. Individual case reserves are revised as more information becomes known.
     For most liability coverages, case reserves alone are an insufficient measure of the ultimate cost due in part to the longer claim-tail, the greater chance of protracted litigation and the incompleteness of facts available at the time the case reserve is established. Therefore, additional case development reserve estimates are established, usually as a percentage of the case reserve. As of December 31, 2005 case development reserves averaged approximately 20% of total established case reserves. In general, case development factors are selected by a retrospective analysis of the overall adequacy of historical case reserves. Case development factors are reviewed and revised periodically.
     For unreported claims, IBNR reserve estimates are calculated by first projecting the ultimate number of claims expected (reported and unreported) for each significant coverage by using historical quarterly and monthly claim counts, to develop age-to-age projections of the ultimate counts by accident quarter. Reported claims are subtracted from the ultimate claim projections to produce an estimate of the number of unreported claims. The number of unreported claims is multiplied by an estimate of the average cost per unreported claim to produce the IBNR reserve amount. Actuarial techniques are difficult to apply reliably in certain situations, such as to new legal precedents, class action suits or recent catastrophes. Consequently, supplemental IBNR reserves for these types of events may be established through the collaborative effort of actuarial, claims and other management.

United States Securities and Exchange Commission
Attachment A to letter dated September 15, 2006
     For each of its major coverages, GEICO tests the adequacy of the total loss reserves using one or more actuarial projections based on claim closure models, paid loss triangles and incurred loss triangles. Each type of projection analyzes loss occurrence data for claims occurring in a given period and projects the ultimate cost.
     In 2005 and 2004, claim frequencies were generally lower than expected and severity increases were generally not as great as originally projected. Loss reserve estimates recorded at the end of 2004 developed downward by approximately $425 million when reevaluated at December 31, 2005 producing a corresponding increase to pre-tax earnings in 2005. These downward reserve developments represented approximately 4% of earned premiums in 2005 and approximately 8% of the prior year end reserve amount. Reserving assumptions at December 31, 2005 were modified appropriately to reflect the most recent frequency and severity results. Future reserve development will depend on whether frequency and severity turn out to be more or less than anticipated. Within the automobile line of business the reserves with the most uncertainty are for automobile liability, due to the longer claim tails for most of these coverages. Over 90% of GEICO’s reserves as of December 31, 2005 were for automobile liability, of which bodily injury (BI) coverage accounted for nearly 60% of the automobile liability reserves. Management believes it is reasonably possible that the average BI severity will change by at least one percentage point from the severity used. If actual BI severity changes one percentage point from what was used in establishing the reserves, the reserves would develop up or down by approximately $50 million resulting in a corresponding decrease or increase in pre-tax earnings. Many of the same economic forces that would likely cause BI severity to be different from expected would likely also cause severities for other injury coverages to differ in the same direction.
     GEICO’s exposure to highly uncertain losses is believed to be limited to certain commercial excess umbrella policies written during a period from 1981 to 1984. Remaining reserves associated with such exposure are currently a relatively insignificant component of GEICO’s total reserves (3%) and there is little, if any, apparent asbestos or environmental liability exposure. Related claim activity over the past year was insignificant.
     General Re and BHRG
     General Re’s and BHRG’s property and casualty loss reserves derive primarily from assumed reinsurance. Additional uncertainties unique to loss reserving processes for reinsurance are described below. The nature, extent, timing and perceived reliability of information received from ceding companies varies widely depending on the type of coverage, the contractual reporting terms (which are affected by market conditions and practices) and other factors. Due to the lack of standardization of the terms and conditions of reinsurance contracts, the wide variability of coverage needs of individual clients and the tendency for those needs to change rapidly in response to market conditions, the ongoing economic impact of such uncertainties, in and of themselves, cannot be reliably measured.
     The nature and extent of loss information provided under many facultative, per occurrence excess contracts or retroactive contracts where company personnel work closely with the ceding company in settling individual claims may not differ significantly from the information received under a primary insurance contract. Loss information from aggregate excess of loss contracts, including catastrophe losses and quota share treaties, will often be less detailed. Occasionally such information is reported in summary format rather than on an individual claim basis. Loss data is provided through periodic reports and may include the amount of ceded losses paid where reimbursement is sought as well as case loss reserve estimates. Ceding companies infrequently provide IBNR estimates to reinsurers.
     Each of Berkshire’s reinsurance businesses has established practices to identify and gather needed information from clients. These practices include, for example, comparison of expected premiums to reported premiums to help identify delinquent client periodic reports, and claim reviews to facilitate loss reporting and identify inaccurate or incomplete claim reporting. These practices are periodically evaluated and changed as conditions, risk factors, and unanticipated areas of exposures are evaluated.
     The timing of claim reporting to reinsurers is delayed in comparison with primary insurance. In some instances there are multiple reinsurers assuming and ceding parts of an underlying risk causing multiple contractual intermediaries between General Re or BHRG and the primary insured. In these instances, the delays in reporting can be compounded. The relative impact of reporting delays on the reinsurer varies depending on the type of coverage, contractual reporting terms and other factors. Contracts covering casualty losses on a per occurrence excess basis may experience longer delays in reporting due to the length of the claim tail as regards to the underlying claim. In addition,

United States Securities and Exchange Commission
Attachment A to letter dated September 15, 2006
ceding companies may not report claims to the reinsurer until it becomes reasonably possible that the reinsurer will be affected, usually determined as a function of its estimate of the claim amount as a percentage of the reinsurance contract retention. On the other hand, the timing of reporting of large per occurrence excess property losses or property catastrophe losses may not vary significantly from primary insurance.
     Under contracts where periodic premium and claims reports are required from ceding companies, such reports are generally required at quarterly intervals which in the U.S. range from 30 to 90 days after the end of the accounting period. In continental Europe, reinsurance reporting practices vary. Fewer clients report premiums, losses, and case reserves on a quarterly basis. In certain countries clients report on an annual basis and generally not until 90 to 180 days after the end of the annual period. Estimates of premiums and losses are accrued based on expected results supplemented when necessary for estimates of significant known events occurring in the interim. To monitor the timing and receipt of information due, client reporting requirements are tracked. When clients miss reporting deadlines, the clients are contacted.
     Premium and loss data is provided through at least one intermediary (the primary insurer), so there is a greater risk that the loss data provided is incomplete, inaccurate or outside the coverage terms. Information provided by ceding companies is reviewed for completeness and compliance with the contract terms. Reinsurance contracts generally allow for Berkshire’s reinsurance subsidiaries to have access to the cedant’s books and records as regards to the subject business and provide them the ability to conduct audits to determine the accuracy and completeness of information. Such audits are conducted when management deems it appropriate.
     In the regular course of business, disputes with clients may arise concerning whether certain claims are covered under the reinsurance policies. Most disputes are resolved by the claims departments by discussing coverage aspects with the appropriate client personnel or independent outside counsel review and determination. If disputes cannot be resolved, contracts generally specify whether arbitration, litigation, or alternative dispute resolution will be invoked. There are no coverage disputes at this time for which an adverse resolution would likely have a material impact on Berkshire’s results of operations or financial condition.
     In summary, the scope, number and potential variability of assumptions required in estimating ultimate losses from reinsurance contracts of General Re and BHRG are more uncertain than primary property and casualty insurers due to the factors previously discussed. Additional information concerning General Re and BHRG follows.
     General Re
     General Re’s unpaid losses and loss adjustment expenses as of December 31, 2005 are summarized below. Amounts are in millions.

Total
Reported case reserves	$11,935
IBNR reserves	9,589

Gross reserves	21,524
Ceded reserves and deferred charges	(1,095)

Net reserves	$20,429

Gross reserves as of December 31, 2005 are summarized further below (in millions).

Workers’ compensation*	$3,219
Professional liability**	1,617
Mass tort –asbestos/environmental	1,776
Auto liability	3,071
Other casualty ***	4,227
Other general liability	4,167
Property	3,447

Total	$21,524

*	Net of discounts of $2,798 million.

**	Includes directors and officers and errors and omissions coverage

***	Includes most significantly medical malpractice and umbrella coverage

United States Securities and Exchange Commission
Attachment A to letter dated September 15, 2006
     General Re’s process of establishing loss reserve estimates is based upon a ground-up approach, beginning with case estimates and supplemented by additional case reserves (“ACRs”) and IBNR reserves. Critical judgments in the establishment of these loss reserves may involve the establishment of ACRs by claim examiners, the expectation of ultimate loss ratios which drive IBNR reserve amounts and the case reserve reporting trends compared to the expected loss reporting patterns. Recorded reserve amounts are subject to “tail risk” where reported losses develop beyond the maximum expected loss emergence pattern time period.
     The company does not routinely calculate loss reserve ranges because it believes that the techniques necessary have not sufficiently developed and the myriad of assumptions required render such resulting ranges to be unreliable. In addition, counts of claims or average amounts per claim are not utilized because clients do not consistently provide reliable data in sufficient detail.
     Upon notification of a reinsurance claim from a ceding company, claim examiners make independent evaluations of loss amounts. In some cases, examiners’ estimates differ from amounts reported by ceding companies. If the examiners’ estimates are significantly greater than the ceding company’s estimates, the claims are further investigated. If deemed appropriate, ACRs are established above the amount reported by the ceding company. As of December 31, 2005, ACRs of $3.2 billion before discounts were concentrated in workers’ compensation and to a lesser extent in professional liability reserves. Examiners also periodically conduct claim reviews at client companies and case reserves are often increased as a result. In 2005, claim examiners conducted in excess of 400 claim reviews.
     Actuaries classify all loss and premium data into segments (reserve cells) primarily based on product (e.g., treaty, facultative, and program) and line of business (e.g., auto liability, property, etc.). For each reserve cell, losses are aggregated by accident year and analyzed over time. Depending on client reporting practices, some losses and premiums are aggregated by policy year. These loss aggregations are internally called loss triangles, which serve as the primary basis for IBNR reserve calculations. Over 300 cells are reviewed for North American business and approximately 900 cells are reviewed with respect to international business.
     Loss triangles are used to determine the expected case loss emergence patterns for most coverages and, in conjunction with expected loss ratios by accident year, are further used to determine IBNR reserves. Additional calculations form the basis for estimating the expected loss emergence pattern. The determination of the expected loss emergence pattern is not strictly a mechanical process. In instances where the historical loss data is insufficient, estimation formulas are used along with reliance on other loss triangles and judgment. Factors affecting loss development triangles include but are not limited to the following: changing client claims practices, changes in claim examiners’ use of ACRs or the frequency of client company claim reviews, changes in policy terms and coverage (such as client loss retention levels and occurrence and aggregate policy limits), changes in loss trends and changes in legal trends that result in unanticipated losses, as well as other sources of statistical variability. These items influence the selection of the expected loss emergence patterns.
     Expected loss ratios are selected by reserve cell, by accident year, based upon reviewing forecasted losses and indicated ultimate loss ratios predicted from aggregated pricing statistics. Indicated ultimate loss ratios are calculated using the selected loss emergence pattern, reported losses and earned premium. If the selected emergence pattern is not accurate, then the indicated ultimate loss ratios will not be accurate and this can affect the selected loss ratios and hence the IBNR reserve. As with selected loss emergence patterns, selecting expected loss ratios is not a strictly mechanical process and judgment is used in the analysis of indicated ultimate loss ratios and department pricing loss ratios.
     IBNR reserves are estimated by reserve cell, by accident year, using the expected loss emergence patterns and the expected loss ratios. The expected loss emergence patterns and expected loss ratios are the critical IBNR reserving assumptions and are updated annually. Once the annual IBNR reserves are determined, actuaries calculate expected case loss emergence for the upcoming calendar year. This calculation does not involve new assumptions and uses the prior year-end expected loss emergence patterns and expected loss ratios. The expected losses are then allocated into interim estimates that are compared to actual reported losses in the subsequent year. This comparison provides a test of the adequacy of prior year-end IBNR reserves and forms the basis for possibly changing IBNR reserve assumptions during the course of the year.

United States Securities and Exchange Commission
Attachment A to letter dated September 15, 2006
     In 2005, reported losses for North American workers’ compensation risks (primarily pre-2002 occurrences) exceeded previous expectations reflecting increased costs of long-term medical care and drug costs and increased medical care utilization by claimants. These developments produced changes in expectations for future development of reported claims and resulted in increases in nominal ACRs. For prior years’ workers’ compensation losses, reported claims exceeded expected claims in 2005 by $263 million. These developments further precipitated a $385 million net increase in nominal IBNR reserve estimates for unreported occurrences. After deducting $317 million for the change in net reserve discounts during the year, workers’ compensation losses from prior years’ reduced pre-tax earnings in 2005 by $331 million. To illustrate the sensitivity of changes in expected loss emergence patterns and expected loss ratios for General Re’s significant excess of loss workers’ compensation reserve cells, an increase of ten points in the tail of the expected emergence pattern and an increase of ten percent in the expected loss ratios would produce a net increase in nominal IBNR reserves of approximately $620 million and $300 million on a discounted basis as of December 31, 2005. The increase in discounted reserves would produce a corresponding decrease in pre-tax earnings. Management believes it is reasonably possible for the tail of the expected loss emergence patterns and expected loss ratios to increase at these rates.
     Other casualty and general liability reported losses (excluding mass tort losses) generally moderated in 2005 relative to expectations after several years of relatively higher reported losses. The nature of casualty losses tend to be long-tail so it should not be assumed that favorable loss experience in a single year (2005) means that loss reserve amounts currently established will continue to develop favorably. For General Re’s significant other casualty and general liability reserve cells (including medical malpractice, umbrella, auto and general liability), an increase of five points in the tails of the expected emergence patterns and an increase of five percent in expected loss ratios would produce a net increase in nominal IBNR reserves and a corresponding reduction in pre-tax earnings of approximately $625 million. Management believes it is reasonably possible for the tail of the expected loss emergence patterns and expected loss ratios to increase at these rates in any of the aforementioned reserve cells. However, given the diversification in worldwide business, more likely outcomes are believed to be less than $625 million.
     Property losses were lower than expected (including losses related to the World Trade Center) but the nature of property loss experience tends to be more volatile because of the effect of catastrophes and large individual property losses. In response to favorable claim developments and another year of information, estimated remaining World Trade Center (WTC) losses were reduced by $72 million in 2005, producing a corresponding increase in pre-tax earnings.
     In certain reserve cells within excess directors and officers and errors and omissions (“E&O and D&O”) coverages, IBNR reserves are based on estimated ultimate losses without consideration of expected emergence patterns. These cells often involve a spike in loss activity arising from recent industry developments making it difficult to select an expected loss emergence pattern. For example, the recent wave of corporate scandals has caused an increase in reported losses. For General Re’s large D&O and E&O reserve cells an increase of ten points in the tail of the expected emergence pattern (for those cells where emergence patterns are considered) and an increase of ten percent in the expected loss ratios would produce a net increase in nominal IBNR reserves and a corresponding reduction in pre-tax earnings of approximately $133 million. Management believes it is reasonably possible for the tail of the expected loss emergence patterns and expected loss ratios to increase at these rates.
     Overall industry-wide loss experience data and informed judgment are used when internal loss data is of limited reliability, such as in setting the estimates for mass tort, asbestos and hazardous waste (collectively, “mass tort”) claims. Unpaid mass tort reserves at December 31, 2005 were approximately $1.8 billion gross and $1.3 billion net of reinsurance. Such reserves were approximately $1.6 billion gross and $1.3 billion net of reinsurance as of December 31, 2004. Claims paid attributable to such losses were about $93 million in 2005. In 2005, reserves for mass tort claims were increased in response to continued reports of losses and the increased uncertainty of how, when and how much these types of losses will develop over time. In 2005, IBNR reserve estimates for asbestos and environmental claims were increased by $102 million, which decreased pre-tax earnings by $102 million. In addition to the previously described methodologies, General Re considers “survival ratios” based on net claim payments in recent years versus net unpaid losses as a rough guide to reserve adequacy. The survival ratio was 14 years as of December 31, 2005. The insurance industry’s comparable survival ratio for asbestos and

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pollution reserves was approximately nine years. Estimating mass tort losses is very difficult due to the changing legal environment. Although such reserves are believed to be adequate, significant reserve increases may be required in the future if new exposures or claimants are identified, new claims are reported or new theories of liability emerge.
     BHRG
     BHRG’s unpaid losses and loss adjustment expenses as of December 31, 2005 are summarized as follows. Amounts are in millions.

	Property	Casualty	Total
Reported case reserves	$3,860	$1,476	$5,336
IBNR reserves	997	1,900	2,897
Retroactive	—	8,969	8,969

Gross reserves	$4,857	$12,345	17,202

Ceded reserves and deferred charges			(2,625)

Net reserves			$14,577

     In general, the methodologies used to establish loss reserves vary widely and encompass many of the common methodologies employed in the actuarial field today. Certain traditional methodologies such as paid and incurred loss development techniques, incurred and paid loss Bornhuetter-Ferguson techniques and frequency and severity techniques are utilized. Additional judgments must also be employed to consider changes in contract conditions and terms as well as the incidence of litigation or legal and regulatory change.
     As of December 31, 2005, BHRG’s gross loss reserves related to retroactive reinsurance policies were attributed to casualty losses. Retroactive policies include excess-of-loss contracts, in which losses (relating to loss events occurring before a specified date on or before the contract date) above a contractual retention are indemnified or contracts that indemnify all losses paid by the counterparty after the policy effective date. Retroactive losses paid in 2005 totaled $969 million, essentially all of which pertained to pre-2005 contracts. The classification “reported case reserves” has no practical analytical value with respect to retroactive policies since the amount is often derived from reports in bulk from ceding companies, who may have inconsistent definitions of “case reserves.” Reserves are reviewed and established in the aggregate by contract including provisions for IBNR reserves.
     In establishing retroactive reinsurance reserves, historical aggregate loss payment patterns are analyzed and projected into the future under various scenarios. The claim-tail is expected to be very long for many policies and may last several decades. Management attributes judgmental probability factors to these aggregate loss payment scenarios and an expectancy outcome is determined. Management monitors claim payment activity and reviews ceding company reports or other information concerning the underlying losses. Since the claim-tail is expected to be very long for such contracts, management reassesses expected ultimate losses as significant events related to the underlying losses are reported or revealed during the monitoring and review process. During 2005, gross retroactive reserves developed downward by approximately $120 million, about half of which pertained to commutations of contracts where loss payments (reflecting time value of money) were less than the recorded reserves. The remainder of the development primarily related to the reassessment of expected future loss payments on two contracts where losses have continued to be less than expectations. As a result, gross loss reserve estimates were decreased $75 million during the fourth quarter of 2005 based upon actuarial studies of reported claims and claim payments related to the contracts.
     BHRG’s liabilities for environmental, asbestos, and latent injury losses and loss adjustment expenses are presently concentrated within retroactive reinsurance contracts. Reserves for such losses were approximately $4.0 billion at December 31, 2005 and $4.2 billion at December 31, 2004. Claims paid in 2005 attributable to such losses were approximately $273 million. BHRG, as a reinsurer, does not regularly receive reliable information regarding numbers of asbestos, environmental and latent injury claims from ceding companies on a consistent basis, particularly with respect to multi-line treaty or aggregate excess of loss policies. Periodically, a ground up analysis of the underlying loss data of the reinsured is conducted to make an estimate of ultimate reinsured losses. When detailed loss information is unavailable, estimates can only be developed by applying recent industry trends and projections to aggregate client data. Judgments in these areas

United States Securities and Exchange Commission
Attachment A to letter dated September 15, 2006
necessarily include the stability of the legal and regulatory environment under which these claims will be adjudicated. The increasing number of bankruptcies of asbestos manufacturers has adversely impacted trends in recent years. Potential legal reform and legislation could also have a significant impact on establishing loss reserves for mass tort claims in the future.
     Due to contractual limits of indemnification, the maximum losses payable under retroactive policies are approximately $11.5 billion as of December 31, 2005. Management currently considers it unlikely that unpaid losses as of December 31, 2005 would develop upward to the maximum loss payable or downward by more than 15%, absent significant judicial or legislative changes affecting asbestos, environmental or latent injury exposures.
     A significant number of recent reinsurance contracts are expected to have a low frequency of claim occurrence combined with a high potential severity of claims. These include losses from catastrophes, terrorism, and aviation risks under catastrophe and individual risk contracts. Loss reserves related to catastrophe and individual risk contracts increased from approximately $1.3 billion at year-end 2004 to approximately $3.5 billion at year end 2005. The increase in reserves reflected losses from 2005 occurrences (primarily hurricanes) of approximately $2.8 billion and a minor decrease in reserves for pre-2005 events. During 2005, losses paid under these contracts totaled $600 million predominantly related to pre-2005 events. Reserving techniques for catastrophe and individual risk contracts generally rely more on a per-policy assessment of the ultimate cost associated with the individual loss event rather than with an analysis of the historical development patterns of past losses. Losses incurred in 2005 were significantly impacted by several hurricanes that affected the Gulf Coast, Southeastern U.S. and the Caribbean. Catastrophe loss reserves are provided when it is probable that an insured loss has occurred and the amount can be reasonably estimated. Absent litigation affecting the interpretation of coverage terms, the expected claim-tail is relatively short, such that estimation error in the initial reserve estimates usually emerges within 24 months after the loss event.
     Non-catastrophe reserve amounts are generally based upon loss estimates reported by ceding companies and IBNR reserves, which are primarily a function of reported losses from ceding companies and anticipated loss ratios established on an individual contract basis, supplemented by management’s judgment of the impact on each contract of major catastrophe events as they become known. Anticipated loss ratios are based upon management’s judgment considering the type of business covered, analysis of each ceding company’s loss history and evaluation of that portion of the underlying contracts underwritten by each ceding company, which are in turn ceded to BHRG. A range of reserve amounts as a result of changes in underlying assumptions is not prepared.